

September 22, 2015

Mail Stop 4546

<u>Via E-mail</u>
Jean-Paul Montupet
Chairman of the Board of Directors
PartnerRe Ltd.
90 Pitts Bay Road
Pembroke HM 08
Bermuda

> **Re:** **PartnerRe Ltd.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed September 15, 2015**
> **File No. 001-14536**

Dear Mr. Montupet:

We have limited our review of your preliminary proxy statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to the comment, we may have additional comments.

<u>General</u>

1. We note the response to prior comment 1 and continue to evaluate whether the alternate exchange offer should be presented as a separate proposal pursuant to Rule 14a-4(a)(3). The response appears to posit that, because the commencement of either exchange offer would not require approval of the preferred shareholders if implemented independently of the merger, the alternate exchange offer is not subject to the unbundling rule. As a preliminary matter, we note that the obligation to commence one or the other of the exchange offers, as set forth in Section 6.12 of the merger agreement, does not appear capable of being implemented independently of the merger. Rather, the obligation is specifically characterized as an inducement to the preferred shareholders to approve the merger. Please supplement your analysis to address whether, under Bermuda law, the

merger agreement is required to specify what the preferred shareholders are to receive in connection with the merger.  If so, it would appear that the alternate exchange offer is subject to a vote of the preferred shareholders and should be set forth as a separate proposal.  Please also distinguish this arrangement from a merger proposal providing security holders with consideration in the form of either a fixed amount of cash or a fixed number of shares of acquiror stock, with the actual consideration being determined with reference to events outside the control of the security holders, which arrangement would require unbundling.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director